15045320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2013 (MM/DD/YY) AND ENDING 10/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NBF Securities (USA) Corp.**

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 Metcalfe Street, 4th Floor
(No. and Street)

Montreal (City) | Province of Quebec, Canada (State) | H3B 4S9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul E. Morris 212-632-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) | New York (City) | New York (State) | 10112-0015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 16 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul E. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE LENNON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6236390
Qualified in Kings County
Commission Expires February 28, 2015

Signature

Chief Financial Officer
Title

1/12/15
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A Supplemental Report to claim an exemption from 17 C.F.R. § 240.15c3-3(k)(i) and (ii).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBF SECURITIES (USA) CORP.
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as of October 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. as of October 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 12, 2015

NBF SECURITIES (USA) CORP.
Statement of Financial Condition
As of October 31, 2014
(In U.S. Dollars)

	$
Assets	
Cash (Note 5)	**4,070,590**
Cash deposit with a clearing broker-dealer	**100,000**
Receivable from broker-dealers (Note 4)	**817,455**
Receivable from related parties (Note 5)	**9,575,802**
Securities owned, at fair value (Note 3)	**26,999,730**
Income taxes receivable (Note 6)	**1,912**
Deferred income taxes (Note 6)	**57,378**
Prepaid expenses and other assets	**98,078**
	41,720,945
Liabilities	
Payable to broker-dealers (Notes 4 and 5)	**370,864**
Payable to related parties (Note 5)	**8,203,092**
Income taxes payable (Note 6)	**287,291**
Accrued expenses and other liabilities	**584,804**
	9,446,051
Stockholders' Equity	
Class A preferred shares (Note 7)	**634**
Class B preferred shares (Note 7)	**12,405,823**
Common capital stock (Note 7)	**160,464**
Additional paid-in capital	**9,682,366**
Retained earnings	**10,025,607**
	32,274,894
	41,720,945

The accompanying notes are an integral part of this statement of financial condition.

1. Description of the Business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company is a subsidiary of NBF Securities (USA) Ltd., in turn a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"). The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and broker-dealers. The Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate actual results could differ from these estimates.

Securities Transactions

Principal securities transactions are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Customer securities transactions are reported on a settlement date basis.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

(In U.S. Dollars)

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

New Accounting Pronouncements

On December 31, 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which requires new disclosures about offsetting and related arrangements within the statement of financial condition. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the statement of financial condition, and amounts subject to the offsetting requirements but not offset on the statement of financial condition. In January 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. The ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11. The ASU limits the scope of the new statement of financial condition offsetting disclosures in ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions. The effective date of the ASU coincides with the effective date of the disclosure requirements in ASU No. 2011-11.

The Company's adoption of ASU No. 2011-11 and ASU No. 2013-01 on November 1, 2013, did not have a significant impact on the Company's statement of financial condition.

Future Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU No. 2013-11 eliminates the option of presenting unrecognized tax benefits as a liability or as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. An unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the statement of financial condition as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. As such, ASU No. 2013-11 will be effective November 1, 2014, for the Company and will be applied prospectively.

The Company does not believe the adoption of ASU No. 2013-11 will have a significant impact on its financial condition

3. Fair Value and Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers and from related parties. Similarly, the Company's short-term liabilities, consisting of amounts payable to broker-dealers, related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques employed to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The following table presents the Company's fair value hierarchy for those financial assets measured at fair value on a recurring basis as of October 31, 2014:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets				
Receivable from related parties				
Total return equity swap contract	-	97	-	97
Securities owned				
U.S. Treasury Bills	26,999,730	-	-	26,999,730
	26,999,730	97	-	26,999,827

There were no transfers between all levels of the fair value hierarchy during the year.

3. Fair Value and Financial Instruments (continued)

Valuation Techniques

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury Bills are generally categorized in Level 1 of the fair value hierarchy.

(b) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholders' equity. The Company protects itself against these risks through market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with a related party. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2014, the Company's greatest concentration of credit risk is from a receivable from National Bank Financial Inc. ("NBFI"), a company ultimately under common control, which amounted to $9,575,705. For further information on related party transactions with NBFI, see Note 5.

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, future, forward or option contracts, or other financial instruments with similar characteristics.

The Company only uses derivative financial instruments for economic hedging purposes or for purposes other than trading.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into a total return equity swap contract with its ultimate parent company to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of the ultimate parent company's stock price.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

As October 31, 2014, the notional or contract amount of the swap contract entered into with the ultimate parent company was $184,422. This swap contract, maturing on September 30, 2015, had a fair value of $97 as of October 31, 2014. For further information on related party transactions with the ultimate parent company, see Note 5.

Derivative financial instruments, including swap contracts, present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

4. Receivable From and Payable to Broker-Dealers

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI. For further information on related party transactions with NBFI, see Note 5.

The Company introduces all retail customer securities transactions on a fully disclosed basis to a third party clearing broker-dealer, which carries all retail customer accounts.

Amounts receivable from and payable to broker-dealers as of October 31, 2014, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	**370,864**	**370,864**
Receivable from/payable to clearing broker-dealers	**446,591**	-
	817,455	**370,864**

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

(In U.S. Dollars)

5. Related Party Transactions

The amounts receivable from and payable to related parties are as follows as of October 31, 2014:

	$
Ultimate parent company	
Receivable from related parties	**97**
Payable to related parties	**66,315**
NBFI	
Receivable from related parties	**9,575,705**
Payable to broker-dealers (consisting of securities failed-to-receive)	**370,864**
Payable to related parties	**7,586,774**
NBCFI	
Payable to related parties	**550,003**

The amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

As of October 31, 2014, the Company's cash balance of $4,069,419 was held in demand deposit bank accounts with the ultimate parent company.

6. Income Taxes

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

(In U.S. Dollars)

6. Income Taxes (continued)

As of October 31, 2014, the Company has recorded $57,378 of net deferred tax assets. The deferred income tax asset and liability items are as follows:

	$
Deferred income tax assets	
Accrued compensation	**37,259**
Eligible capital expenditures	**23,940**
	61,199
Deferred income tax liabilities	
Commission revenue	**(3,821)**
Net deferred income tax asset	**57,378**

No valuation allowance is required as of October 31, 2014, as management believes it is more likely than not that the deferred income tax asset is realizable.

The Company implemented ASC 740, *Income Taxes* (which incorporates former FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). As of October 31, 2014, the balance of the Company's UTBs was nil, which is unchanged from October 31, 2013. It is difficult to project how UTBs will change over the next year.

The Company is subject to income taxes in Canada at the federal level and in certain provincial jurisdictions. Income taxes balances receivable from and payable to the federal and certain provincial tax authorities were as follows as of October 31, 2014:

	$
Income taxes receivable	**1,912**
Income taxes payable	**287,291**

The Company's income tax returns for the years ended October 31, 2010 to 2013 remain subject to examination by the Canada Revenue Agency.

(In U.S. Dollars)

7. Capital Stock

Authorized capital stock

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

100,000,000 common shares without nominal or par value

	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	**634**
1,000 Class B preferred shares	**12,405,823**
	12,406,457
Common capital stock	
25,010,000 common shares	**160,464**
	12,566,921

(In U.S. Dollars)

7. Capital Stock (continued)

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$13,543,828 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$17,253,240 (CDN$19,446,127).

8. Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, *Accounting for Contingencies*, when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

9. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to $250,000.

As of October 31, 2014, the Company had net capital, as defined, of $18,064,217, which was $17,814,217 in excess of its minimum net capital of $250,000.

10. Subsequent Events

In preparing the accompanying statement of financial condition, management has reviewed events that occurred after October 31, 2014, through the date of issuance of this statement of financial condition. During this period, there were no events that required recognition and / or disclosure in the statement of financial condition, except for the event noted below.

On September 29, 2014, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of NBCFI wherein NBCFI will enter into an asset purchase agreement to acquire all the assets and liabilities of the Company. The asset purchase and related transactions is expected to occur on February 2, 2015.